FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       The Securities Exchange Act of 1934

                          For the month of October 2004

                          -----------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                          -----------------------------




     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___________

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___________

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On October 11, 2004, G. Willi-Food International Ltd. (the "Registrant") announced approximately 30% revenue growth for third quarter of 2004.





EXHIBITS

     The following document is filed herewith as an exhibit to this Form 6-K:

Copy of the Company's press release, dated October 11, 2004.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.


Dated:  October 21, 2004                  BY: /S/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer

CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

         G. WILLI-FOOD TO ANNOUNCE APPROXIMATELY 30% REVENUE GROWTH
                              FOR THIRD QUARTER OF 2004
     -- 5TH STRAIGHT QUARTER OF RECORD REVENUES AND STRONG REVENUE GROWTH -


YAVNE, ISRAEL - OCTOBER 11 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILCF) today announced that it expects to report third quarter revenue growth of approximately 30%. This will be Willi-Food's fifth straight quarter of strong year-over-year revenue growth, following year-over-year revenue growth of 23% in the three months ended September 30, 2003, 35% in the three months ended December 31, 2003, 18% in the three months ended March 31, 2004 and 34% in the three months ended June 30, 2004. Willi-Food's revenues for the first half of 2004 were NIS 90.3 million ($20.1 million), compared to NIS 72.0 ($16.0 million) for the first six months of 2003.

"The steady ramp-up of our revenues reflects the successful execution of a sound business strategy, together with the recovery of the Israeli economy," commented Zvi Williger, President and COO of Willi-Food. "During the past year, we have significantly increased our marketing efforts, created new categories of food products to meet changing Israeli tastes, entered new segments of the Israeli food market and increased our penetration of the leading supermarket chains. We are currently preparing to expand our business beyond Israel, launching sales of our extensive range of highest-quality, non-traditional kosher products in the U.S."

Willi-Food expects to publish its financial results for the third quarter and nine months ended September 30, 2004 during the first half of November 2004.

                                       ###

G. Willi-Food International is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in Willi-Food's SEC filings.